EXHIBIT 2

Financial forecast for 2012(Parent company only)

Date of events: 2011/02/21

Contents:

1.Fiscal year of the financial forecast:2012

2.Type of financial forecast: Condensed

3.Date of board of directors resolution:2012/02/21

4.Date of preparation, correction, or updating of the financial forecast:2012/02/02

5.Reason for preparation of the financial forecast: Voluntary publicity

6.Reason for the correction or update and monetary amount affected: N/A

7.Any other matters that need to be specified: These projections are based on a number of estimates and assumptions and are inherently subject to significant uncertainties and contingencies.